SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 4)*

PARAMOUNT GOLD NEVADA CORP.

(Name of Issuer)

Common Shares, par value US$ 0.01 per share
(Title of Class of Securities)

69924M 109

(CUSIP Number)

                                 May 10, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 69924M 109	13G/A	Page 2 of 8 pages

1.	NAMES OF REPORTING PERSONS THE BUCKINGHAM CHARITABLE FOUNDATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 3,901,310
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 3,901,310
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,901,310
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.41%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO - (charitable foundation)

CUSIP NO. 69924M 109	13G/A	Page 3 of 8 pages

1.	NAMES OF REPORTING PERSONS FCMI PARENT CO.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION NOVA SCOTIA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 5,375,000
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 5,375,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,375,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.21%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 69924M 109	13G/A	Page 4 of 8 pages

1.	NAMES OF REPORTING PERSONS ALBERT D. FRIEDBERG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 9,276,310
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 9,276,310
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,276,310
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.63%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 69924M 109	13G/A	Page 5 of 8 pages

Item 1.

(a) Name of Issuer:

PARAMOUNT GOLD NEVADA CORP.

(b) Address of Issuer’s Principal Executive Offices:

665 Anderson Street

Winnemucca, NV 89445

Item 2.

(a) Name of Persons Filing:

FCMI Parent Co.

The Buckingham Charitable Foundation

Albert D. Friedberg

(b) Address of Principal Business Office or, if none, Residence:

For: FCMI Parent Co. and Albert D. Friedberg

220 Bay Street,

Suite 600,

Toronto, Ontario, M5J 2W4

Canada

For: The Buckingham Charitable Foundation

467 Lytton Blvd,

Toronto, Ontario, M5N 1S5

Canada

(c) Citizenship:

FCMI Parent Co.: Organized under the law of Nova Scotia, Canada

The Buckingham Charitable Foundation: Canadian registered trust

Albert D. Friedberg: Citizen of Canada

(d) Title of Class of Securities:

Common Shares, par value U$ 0.01 per share.

(e) CUSIP Number:

69924M 109

CUSIP NO. 69924M 109	13G/A	Page 6 of 8 pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K);

NOT APPLICABLE

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:__________________

NOT APPLICABLE

CUSIP NO. 69924M 109	13G/A	Page 7 of 8 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Shares Beneficially Owned		Percent of class		Sole power to vote or direct the vote and /or disposition	Shared power to vote or direct the vote and/or disposition
FCMI Parent Co.	5,375,000		10.21	(1)	0	5,375,000
The Buckingham Charitable Foundation	3,901,310	(2)	7.41	(1)	0	3,901,310	(2)
Albert D. Friedberg	9,276,310	(3)	17.63	(1)	0	9,276,310	(3)

1	Percentage beneficial ownership is based on 52,629,360 shares outstanding, including 48,329,360 shares reported as outstanding by the registrant on February 8, 2023 in its Form 10-Q for the period ended December 31, 2022 and the 4,300,000 newly issued shares sold by the registrant to FCMI Parent on May 10, 2023.
2	Consists of 3,901,310 shares owned directly by The Buckingham Charitable Foundation, a Canadian registered charity of which Mr. Albert Friedberg is a trustee.
3	Mr. Friedberg, directly and through his control over FCMI Parent Co. and through his position as trustee of The Buckingham Charitable Foundation, may be considered the ultimate beneficial owner of all of the Common Shares beneficially owned by FCMI Parent Co. and by The Buckingham Charitable Foundation.

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of a Group.

NOT APPLICABLE

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 69924M 109	13G/A	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2023

FCMI PARENT CO.

By:	/s/ Dan Scheiner
Name:	Dan Scheiner
Title:	Vice President

THE BUCKINGHAM CHARITABLE FOUNDATION

By:	/s/ Albert D. Friedberg
Name:	Albert D. Friedberg
Title:	Trustee

/s/ Albert D. Friedberg
Albert D. Friedberg